DOUBLE-TAKE SOFTWARE, INC.
257 Turnpike Road, Suite 210
Southborough, Massachusetts 01772
December 12, 2006
BY EDGAR AND FACSIMILE
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark P. Shuman

Re:	Double-Take Software, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-136499
Request for Acceleration of Effective Date
Dear Ladies and Gentlemen:
Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of the above-referenced registration statement to 4:00 p.m. E.S.T. on December 14, 2006, or as soon thereafter as practicable.
In making this request, we acknowledge that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
DOUBLE-TAKE SOFTWARE, INC.

/s/ S. Craig Huke

S. Craig Huke
Vice President and Chief Financial Officer